

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 21, 2009

Mr. G. Les Austin
Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, Oklahoma 74135

> **Re: RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Response Letter dated October 15, 2009**
> **File No. 000-50682**

Dear Mr. Austin:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note M – Supplementary Oil and Natural Gas Reserve Information, page 69

1.   We understand from your response to prior comment 2 that you would prefer not correcting the estimates of oil and gas reserves reported in your Form 10-K as of December 31, 2008, including the standardized measure and your ceiling test write-down, which were both impacted by the overstatement of reserves. We also understand that you would prefer not correcting the ceiling test write-down that you reported in your financial statements for the quarter ended March 31, 2009, also attributable to the overstatement of reserves.

We require additional information about your position on the materiality of these errors. Please address the following points.

●   We believe that you would need to consider the significance of not correcting the error on not only the prior year financial statements but also the current year financial statements to comply with the guidance in SAB Topic 1:N. This guidance also requires that you evaluate the effects of the unadjusted error on each financial statement disclosure. Therefore, please explain your position on the significance of the error that you would expect for the six months ended June 30, 2009, the nine months ended September 30, 2009 and the year ended December 31, 2009.

● Submit a schedule showing the impact of the error on the individual quantities of crude oil, natural gas, and natural gas liquids presented on page 71, both developed and the aggregate measures that you report. Also indicate the extent to which the individual line items in your roll-forward of reserve quantities for crude oil, natural gas, and natural gas liquids would be impacted if you were to proceed with the correction.

● Submit a schedule showing the impact of the error on the undiscounted future net cash flows and the standardized measure of future net cash flows that you report on page 72; and explain why the measures on that page do not correspond to the measures utilized in the materiality analysis included with your latest response. Also show the extent to which the individual line items in your rollforward of the standardized measure would be impacted if you were to proceed with the correction.

● Tell us the costs of the properties in question and explain how you have handled the corresponding values in recalculating your ceiling test. We expect this would entail a discussion clarifying whether you have utilized cost or estimated fair value, indicating how your estimate of fair value compares to the negative cash flows projected in your reserve report, and explaining the underlying assumptions and your rationale.

● Submit a schedule reconciling the adjustment that you indicate would be made to the standardized measure if you were to proceed with the correction to the impact that you have calculated for the ceiling test write-down for both the annual and subsequent interim periods.

● Explain how the adjustments that you would make to DD&A for each period in question are consistent with reducing the oil and gas reserves utilized in the amortization computation, while also increasing the costs to be amortized by reducing the ceiling test write-down.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Tim Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director